Exhibit 4.45

Rights and Obligations Assumption Letter

This entity, Foshan Yixue Culture Co., Ltd., is the subsidiary established by Foshan Yongliang Education Technology Co., Ltd. (“Investor”) and registered in Foshan City at Shunde District Administration for Market Regulation on July 4, 2024. The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017 and the supplemental agreement entered into on August 13, 2021, and the supplemental agreement entered into on June 17th, 2024, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Foshan Yixue Culture Co., Ltd.（Seal）Seal of Foshan Yixue Culture Co., Ltd. Affixed

Date: September 19, 2024

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